UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SINOCOM PHARMACEUTICAL, INC.

(Name of Issuer)

Series A Redeemable Convertible Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Joan Tan and Fiona Lee

DBS Nominees (Private) Limited

6 Shenton Way

DBS Building Tower One

#30-01 CapMkts-Private Equity

Singapore 068809

011-65-6878-8153/ 011-65-6878-6446

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) DBS Nominees (Private) Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8,451,786 shares of Series A Redeemable Convertible Preferred Stock*
8. Shared Voting Power 0
9. Sole Dispositive Power 8,451,786 shares of Series A Redeemable Convertible Preferred Stock*
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,451,786 shares of Series A Redeemable Convertible Preferred Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 53.33% of Sinocom Pharmaceutical, Inc.’s of Series A Redeemable Convertible Preferred Stock
14.	Type of Reporting Person HC

*	Convertible into shares of common stock, par value $0.001 (the “Common Stock”), constituting 9.69% of the outstanding shares of Common Stock of Sinocom Pharmaceutical, Inc., determined on a fully-diluted basis.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) DBS Bank Ltd. 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8,451,786 shares of Series A Redeemable Convertible Preferred Stock *
8. Shared Voting Power 0
9. Sole Dispositive Power 8,451,786 shares of Series A Redeemable Convertible Preferred Stock *
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,451,786 shares of Series A Redeemable Convertible Preferred Stock *
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 53.33% of Sinocom Pharmaceutical Inc.’s Series A Redeemable Convertible Preferred Stock
14.	Type of Reporting Person CO

*	Convertible into shares of common stock, par value $0.001 (the “Common Stock”), constituting 9.69% of the outstanding shares of Common Stock of Sinocom Pharmaceutical, Inc., determined on a fully-diluted basis.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) supplementally amends the initial statement on Schedule 13D, submitted on December 14, 2009 by DBS Nominees (Private) Limited and DBS Bank Ltd. (the “Existing Statement” and together with this Amendment, the “Statement”). Except as provided herein, this Amendment does not modify any of the information previously reported in the Existing Statement. Capitalized terms not defined in this Amendment have the meanings given them in the Existing Statement.

Item 2.	Identity and Background.

This Statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	DBS Nominees (Private) Limited (“DBS Nominees”); and

(ii)	DBS Bank Ltd. (“DBS Bank”).

The Statement relates to the shares of Series A Preferred Stock held for the account of DBS Bank Ltd.

The Reporting Persons

DBS Nominees is a limited private company incorporated in Singapore, with its principal business address at 6 Shenton Way, DBS Building Tower One, #30-01 CapMkts-Private Equity, Singapore, 068809. The principal business of DBS Nominees is to provide nominee services. Current information concerning the identity and background of the directors and officers of DBS Nominees is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

DBS Bank is a limited private company incorporated in Singapore, with its principal business address at 6 Shenton Way, DBS Building Tower One, #30-01 CapMkts-Private Equity, Singapore, 068809. The principal business of DBS Bank is to provide retail, corporate and investment banking services. Current information concerning the identity and background of the directors and officers of DBS Bank is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

No material change.

Item 5.	Interest in Securities of the Issuer.

(a) No material change.

(b) No material change.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment is being submitted by the Reporting Persons to correct the title of Mr. Stanley Leung, signatory on the Existing Statement. Mr. Leung is the Senior Vice President of each of DBS Nominees and DBS Bank, rather than a director.

Item 7.	Material to be Filed as Exhibits.

No material change.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: January 6, 2010	DBS NOMINEES (PRIVATE) LIMITED

	By:	/S/ STANLEY LEUNG
	Name:	Stanley Leung
	Title:	Senior Vice President

Date: January 6, 2010	DBS BANK LTD

	By:	/S/ STANLEY LEUNG
	Name:	Stanley Leung
	Title:	Senior Vice President

ANNEX A

Directors and Officers of DBS Nominees (Private) Ltd.

Name/Citizenship	Principal Occupation	Business Address
Chang Chee Siong/ Malaysia and Singapore	Director	6 Shenton Way, DBS Building Tower One, Singapore 068809

Gan Lai Chun / Malaysia and Singapore	Director	6 Shenton Way, DBS Building Tower One, Singapore 068809

Soh Ee Fong/ Singapore	Director	6 Shenton Way, DBS Building Tower One, Singapore 068809

Ivy Chong Yeong Yng/ Singapore	Director	6 Shenton Way, DBS Building Tower One, Singapore 068809

Directors and Officers of DBS Bank Ltd.

Name/Citizenship	Principal Occupation	Business Address
John A. Ross/ USA	Director	830 Park Avenue, Apt. 11B New York, NY 10021

Kwa Chong Seng/ Singapore	Director	19 Victoria Park Road, Singapore 266498

Ang Kong Hua/ Singapore	Director	6 Swettenham Close, Singapore, 248135

Koh Boon Hwee/ Singapore	Director	27 Queen Astrid Park, Singapore 266832

Andrew Robert Fowell Buxton/ UK	Director	59 Cadogan Lane, London SW1X 9DT, United Kingdom

Cheng Wai Chee, Christopher/ UK	Director	House 25, Deep Water Bay Road, Hong Kong

Goh Yiu Kiang Euleen/ Singapore	Director	50 Draycott Park, #10-01 The Draycott, Singapore

Bart Joseph Broadman/ USA	Director	15 Fifth Avenue, Singapore 268779

Amat Ravi Shankar Menon/ Singapore	Director	27 Kew Heights, Singapore 465991

Piyush Gupta/ Singapore	Director	6A Catra Road, Singapore 249901

Seah Lim Huat Peter/ Singapore	Director	45 Binjai Park, Singapore 589845

To the best of the Reporting Persons’ knowledge:

(a)	None of the above persons holds any shares of Common Stock.

(b)	None of the above persons has any contracts, arrangements, understandings or relationships with respect to any shares of Common Stock.